KITTLE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

ASSETS		
Cash	$	38,344
Prepaid expenses and other		9,000
TOTAL ASSETS	$	47,344

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	9,736
MEMBER'S EQUITY		37,608
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	47,344

See accompanying notes.